Exhibit 18

August 9, 2010

People’s United Financial, Inc.

Bridgeport, Connecticut

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of People’s United Financial, Inc. (the Company) for the three and six months ended June 30, 2010, and have read the Company’s statements contained in Note 7 to the consolidated financial statements included therein. As stated in Note 7, the Company changed the date of its annual impairment testing for goodwill from December 31 to October 1 and states that the newly adopted annual testing date is preferable in the circumstances, as the earlier date provides the Company additional time for the completion of its annual impairment testing in conjunction with its December 31 year-end closing activities and is better aligned with the timing of its annual budgeting process. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2009, nor have we audited the information set forth in the aforementioned Note 7 to the consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP

Stamford, Connecticut